AVATAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67932

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AVATAR SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

148 MADISON AVENUE, 5th FLOOR
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

OMAR KATHWARI	(646) 290-7763	OMAR@AVATARSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA ATTN: ROGER HITCHUK, CPA
(Name – if individual, state last, first, and middle name)

375 PASSAIC AVENUE, SUITE 200	FAIRFIELD	NJ	07004
(Address)	(City)	(State)	(Zip Code)

02/24/09	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OMAR KATHWARI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AVATAR SECURITIES, LLC, as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
MANAGING MEMBER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Members of Avatar Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avatar Securities, LLC (the "Company") as of December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
March 2, 2026

AVATAR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

A S S E T S

Cash and cash equivalents	$	970,500
Investments in securities, at fair value		304,575,349
Due from clearing broker		10,832,300
Security deposits		180,792
Leasehold improvements (Net of accumulated amortization of $39,912)		-
Operating lease asset (Net of accumulated amortization of $1,967,720)		706,924
Preferred shares		2,010,000
Prepaid expenses and other assets		1,981,130
TOTAL ASSETS		$ 321,256,995

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Securities sold short, at fair value	$ 133,371,185
Operating lease liability	894,043
Accounts payable and accrued expenses	2,199,667
TOTAL LIABILITIES	136,464,895
Members' equity	184,792,100
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 321,256,995

The accompanying notes are an integral part of this financial statement.

NOTE 1-   ORGANIZATION AND NATURE OF BUSINESS

Organization

Avatar Securities, LLC (the "Company") was organized as a limited liability company in the State of Delaware in May 2008. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq OMX PHLX and the Financial Industry Regulatory Authority.

The Company currently has three classes of membership interests: Class A, Class B and Class C. Each class is assigned certain rights and obligations pursuant to an operating agreement. The Class A membership interests are reserved for those members that actively manage the Company and share in the overall profits and losses. The Class B membership interests are reserved for those members that wish to become proprietary traders for the Company and share in the profits and losses of the trading accounts within the Company. The Class C membership interests are reserved for those members that participate financially in one or more of the trading strategies of the Company.

Nature of Business

The Company's business is that of an off floor proprietary securities trader. It began its trading operations in January 2009, and uses one clearing broker for execution and settlement of securities transactions.

NOTE 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

NOTE 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Owned (continued)

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. See Note 3 for further discussion.

Revenue Recognition

Securities transactions and the related trading gains or losses are recorded on the trade date basis.

Dividend income is recorded on the payment date of the dividend for both dividends received on long positions and dividends paid on short positions.

Trading Transaction Fees

Trading transaction fees and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentration of Credit Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2025, the Company held cash balances, principally at one financial institution, that exceeded the $250,000 FDIC insurable limit by $720,500. The Company believes it mitigates its risk by investing in or through major financial institutions.

Depreciation and Amortization

Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement, and

NOTE 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Leases (continued)

presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning in December 2020. Adoption of the standard did not have a material impact on the Company's operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, and derives all of its revenue from its own proprietary trading accounts. The Company has identified its Managing Members as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3-   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the

NOTE 3-   FAIR VALUE MEASUREMENT (continued)

market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets	Level 1	Level 2	Level 3	Total
Investments in securities, at fair value	$ 303,552,012	$ 519,313	$ 504,024	$ 304,575,349
Preferred shares	-	-	2,010,000	2,010,000
Total	$ 303,552,012	$ 519,313	$ 2,514,024	$ 306,585,349
% of Total	98%	1%	1%	100%
Liabilities				
Securities sold short, at fair value	$ 132,682,031	$ 689,154	$ -	$ 133,371,185
Total	$ 132,682,031	$ 689,154	$ -	$ 133,371,185
% of Total	99%	1%	-	100%

NOTE 3-   FAIR VALUE MEASUREMENT (continued)

Level 3 Assets Reconciliation	Investments in securities	Preferred shares	Total
December 31, 2024	$ -	$ 2,010,000	$ 2,010,000
Total gains or losses (realized / unrealized)	-	-	-
Purchases	504,024	-	504,024
Transfers into / (out of) Level 3	-	-	-
December 31, 2025	$ 504,024	$ 2,010,000	$ 2,514,024

The Company's policy is to recognize transfers in and transfers out as of the actual date of the event or change in circumstance that caused the transfer.

NOTE 4-   DUE FROM CLEARING BROKER

The amount due from clearing broker at December 31, 2025 was $10,832,300.

The Company clears certain of its proprietary transactions through a broker-dealer on a fully disclosed basis. The amount due from the clearing broker relates to the aforemetioned transactions and is collateralized by securities held for the Company by the clearing broker.

NOTE 5-   NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $104,446,653, which exceeded their minimum net capital requirement of $146,645 by $104,300,008. The Company's net capital ratio was 0.02 to 1.

NOTE 6-   INCOME TAXES

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

NOTE 6-   INCOME TAXES (continued)

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2022. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard at December 31, 2025 or during the year then ended.

NOTE 7-   RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") with Avatar Trading Group LLC, a Class A member. The agreement contains provisions for services provided to the Company for office services, general and administrative support and trading software and hardware maintenance. Compensation for the services covered under the agreement is $250,000 per month and can be reset or re-evaluated on a quarterly basis. This amount is included in administrative support expenses, technology services expenses and office expenses on the Statement of Operations. The Company made payments related to this agreement totaling $3,000,000 during the year ended December 31, 2025 and there were no amounts due to Avatar Trading Group LLC at December 31, 2025.

On September 4, 2024, the Company purchased 847,278 shares of Think Alpha Holdings, Inc. for $1,999,999.72. There is common ownership between Think Alpha Holdings, Inc. and Avatar Trading Group LLC, a class A member of the Company. The Company has a software licensing agreement with Think Alpha Holdings, Inc. and uses the licensed technology for risk management, order entries, and new trading strategy analysis. The Company made payments related to this software licensing agreement totaling $1,320,000 during the year ended December 31, 2025.

The Company utilizes consulting, development, and infrastructure services from Think Alpha Technologies LLC and made payments related to these services totaling $1,018,320 during the year ended December 31, 2025. The Company uses the securities lending services desk provided by Think Alpha Securities LLC and made payments related to these lending services totaling $1,225,525 during the year ended December 31, 2025.

The Company has made distributions to the Class A member, Avatar Trading Group LLC, that were not discretionary profit distributions, but rather were intended to offset tax liabilities incurred by this member from pass-through income generated by the trading activity of the Company.

NOTE 7-   RELATED PARTY TRANSACTIONS (continued)

The Company has made certain distributions to the Class A member, Avatar Trading Group LLC, that were used to support the development, maintenance, and enhancement of trading platforms and systems utilized by the Company and built and supported by affiliated technology entities. These platforms and systems directly supported the Company's trading operations, including trade execution, risk management, compliance monitoring, and operational efficiency. Management believes these expenditures provided operational benefit to the Company. These distributions were neither discretionary profit distributions nor contractually bound, but rather were made for the purposes described above. In recognition of these benefits to the members of the Company and as consideration for the mutually beneficial relationship between the entities, the Managing Members of the Company have implemented an affiliate proceeds agreement to enable the Company to participate in potential future value realized in connection with the relationship.

NOTE 8-   COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office space in New York, NY, Chicago, IL, and Phoenix, AZ. In accordance with ASC 842, the Company has recorded a right-of-use asset and a lease liability based on the present value of the future payments calculated with a 7.5% discount rate. Annual rentals are charged to current operations.

The Company's future annual rental commitments for its operating leases together with their present value as of December 31, 2025 are as follows:

Year Ending December 31	Amount
2026	$ 480,154
2027	395,827
2028	83,464
Total	$ 959,445
Less: Discount to Present Value	(65,402)
Present Value of Lease Liability	$ 894,043

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2025 or during the year then ended.

NOTE 9-   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2025, due from clearing broker, as reflected on the statement of financial condition, consisted substantially of cash due from this clearing broker. The Company has evaluated the potential credit risk of its clearing broker and has determined there is no need to record a credit risk allowance at December 31, 2025 or during the year then ended.

NOTE 10-   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2025 or during the year then ended.

NOTE 11-   SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through March 2, 2026, the date the financial statement was issued, and no material events have been identified which require disclosure.

Avatar Securities LLC Annual Report Public 12-31-25

Final Audit Report   2026-03-03

Created:	2026-03-02
By:	Gino Smith (gsmith23@verizon.net)
Status:	Signed
Transaction ID:	CBJCHBCAABAA2Qyr_9hHNoNxQ-ZELdzyWSvCopJyBFXs

"Avatar Securities LLC Annual Report Public 12-31-25" History

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